SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Emergisoft Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  29100D 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Dan Witte
                     President and Chief Executive Officer
                            Emergisoft Holding, Inc.
                                 2225 Avenue J
                             Arlington, Texas 76006
                                 (817) 633-6665
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.29100D 10 9                   13D                   Page 1 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


 James A. Ryffel
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [_]
 (b) [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


 PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


 N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


 Citizen of The United States of America, resident of Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,097,013
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,097,013
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


 12,097,013
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 9.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


 IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.29100D 10 9                   13D                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


 Linda B. Ryffel
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [_]
 (b) [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


 OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


 N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


 Citizen of The United States of America, resident of Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,634,658
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,634,658
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


 8,634,658
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


 IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.29100D 10 9                   13D                   Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


 JLR-Eagle Investments, Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [_]
 (b) [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


 OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


 N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


 Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,634,658
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,634,658
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


 8,634,658
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


 PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.29100D 10 9                   13D                   Page 4 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


 JLR-Eagle Investment Management, L.L.C.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [_]
 (b) [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


 OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


 N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


 Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,634,658
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,634,658
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


 8,634,658
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


 CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     *Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by James A. Ryffel, Linda B. Ryffel, JLR-Eagle Investments, Ltd., nor JLR-Eagle Investment Management, L.L.C., that they are the beneficial owners of any of the common stock listed on Sections 8 and 10 above referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

     This Amendment No. 1 amends the Items set forth below of the Schedule 13D filed on June 4, 2001 by James A. Ryffel relating to the common stock of Emergisoft Holding, Inc. ("Emergisoft"). Capitalized terms used herein that are not otherwise defined shall have the meaning set forth in the original Schedule 13D to which this Amendment No. 1 relates.

Item 2.           Identity and Background.

  (a-c,f) This  statement  is  being  filed  by and on  behalf  of  JLR-Eagle
          Investments, Ltd. ("JLR-LP"), JLR-Eagle Investment Management, L.L.C. ("JLR-LLC"), James A. Ryffel, and Linda B. Ryffel (collectively the "Reporting Persons"). JLR-LP is a Texas limited partnership. JLR-LP's principal business is investment management. JLR-LLC is a Texas limited liability company and its principal business is also investment management. JLR-LLC is the general partner of JLR-LP. Mr. Ryffel is the sole manager of JLR-LLC. Mr. Ryffel is also the President and Treasurer and Mrs. Ryffel is the Vice President and Secretary of JLR-LLC. James A. Ryffel is a citizen of the United States of America and a resident of Texas. Mr. Ryffel's principal occupation is as an investment manager and he is employed by Woodcrest Capital, L.L.C. ("Woodcrest"). Linda B. Ryffel is a citizen of the United States of America and a resident of Texas. All of the parties listed in this paragraph share the same address: 3113 S. University Drive, 6th Floor, Fort Worth, Texas 76109.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          On December 31, 2001, Mr. Ryffel transferred to JLR-LP, as a gift, all 8,634,658 shares of common stock of Emergisoft he owned.

Item 4.  Purpose of Transaction.

          As described in Item 3 above, this statement relates to the transfer of Mr. Ryffel's shares of Emergisoft common stock to an entity to which he is affiliated.

          The Reporting Persons have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of Emergisoft, or the disposition of securities of Emergisoft;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Emergisoft or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Emergisoft or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Emergisoft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Emergisoft;

     (f) Any other material change in Emergisoft's business or corporate structure;

     (g) Changes in Emergisoft's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Emergisoft by any person;

     (h) Causing a class of securities of the Emergisoft to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Emergisoft becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

  (a)-(b) On June 4, 2001, Mr. Ryffel filed an initial  Schedule 13D, stating he owned 8,634,658 shares of Emergisoft's common stock. This statement is filed to show a change in the manner of ownership of common stock shares of Emergisoft, to reflect Mr. Ryffel's control over derivative securities that result in his beneficial ownership of an additional 3,462,355 shares of Emergisoft Holding Inc. common stock, and to show that Linda B. Ryffel, JLR-LP, and JLR-LLC may be deemed to beneficially own shares of Emergisoft's common stock. On December 28, 2001, Mr. Ryffel transferred ownership of all 8,634,658 shares of Emergisoft common stock that he directly owned to JLR-LP. Because of this new arrangement, and a result of Mr. Ryffel's involvement in the management of JLR-LLC, the general partner of JLR-LP, Mr. Ryffel is now the indirect rather than direct owner of all 8,634,658 shares.

          As of the date hereof, Mr. Ryffel is the beneficial owner of 8,634,658 of Emergisoft's shares. Mr. Ryffel has shared power to vote and dispose of all these shares. In addition, Woodcrest holds warrants to purchase an additional 1,062,355 shares of the common stock of Emergisoft. Westpoint Investors Limited Partnership, ("Westpoint") also holds warrants to purchase an additional 2,400,000 shares of the common stock of Emergisoft. Because Mr. Ryffel is involved in the management of both entities, he would be deemed to have shared voting and dispositive power of a total of 12,096,658 shares of Emergisoft's common stock, or 9.6% of Emergisoft's outstanding shares of common stock.

          Because Mrs. Ryffel is an officer of JLR-LLC, and JLR-LLC is the general partner of JLR-LP, each of them has shared voting and dispositive power over 8,634,658 shares of Emergisoft's common stock or 7.0% of Emergisoft's outstanding shares of common stock.

     (c) On August 3, 2001, in connection with a promissory note payable to Woodcrest, Emergisoft issued to Woodcrest a Warrant to Purchase Common Stock entitling Woodcrest to purchase up to 600,000 shares of Emergisoft's common stock, at an exercise of $1.50 per share, at any time on or before August 3, 2011. On August 29, 2001, in connection with a second promissory note in the stated principal amount of $600,000, Emergisoft delivered to Westpoint, a Warrant to Purchase Common Stock, entitling Westpoint to purchase up to 2,400,000 shares of Emergisoft common stock, at an exercise price of $.75 per share, at any time on or before April 30, 2006.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On October 24, 2001, the Agreement Among Stockholders, dated as of December 8, 2000 (the "Stockholders Agreement"), by and among Emergisoft Delaware, Woodcrest and Berlwood Five, Ltd. was terminated.

          To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Emergisoft, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

          None.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 7, 2002


                                     /s/ James A. Ryffel
                                     -------------------------------
                                     James A. Ryffel


                                     /s/ Linda B. Ryffel
                                     -------------------------------
                                     Linda B. Ryffel


                                     JLR-Eagle Investments, Ltd.

                                     By:JLR-Eagle Investment Management, L.L.C.,
                                        General Partner

                                     By: /s/ James A. Ryffel
                                     -------------------------------
                                     James A. Ryffel, Manager


                                     JLR-Eagle Investment Management, L.L.C.

                                     By: /s/ James A. Ryffel
                                     -------------------------------
                                     James A. Ryffel, Manager